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                               January 24, 2024

       Gary Fitlin
       President and Chief Executive Officer
       Gyrodyne, LLC
       One Flowerfield, Suite 24
       Saint James, NY 11780

                                                        Re: Gyrodyne, LLC
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 23,
2024
                                                            File No. 333-276312

       Dear Gary Fitlin:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Form S-1 filed January 23, 2024

       General

   1. Please update your executive compensation disclosure to reflect the most recently completed fiscal year.
For guidance, refer to Item 402(m) of Regulation S-K and Question
                                                        117.05 of Regulation
S-K Compliance and Disclosure Interpretations.
   2. Please revise the fee table and legality opinion to include the rights being issued in this offering, in addition
to the common stock underlying the rights.
       Exhibits

   3. Please revise your legal opinion to state whether the common shares will be fully paid and non-assessable. See
Item 601(b)(5)(i) of Regulation S-K.
 Gary Fitlin
FirstName
Gyrodyne, LastNameGary Fitlin
            LLC
Comapany
January 24,NameGyrodyne,
             2024        LLC
January
Page 2 24, 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Alon Y. Kapen, Esq.